DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

July 22, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Details for 2008 Half Year Results Presentation to take place on Tuesday July 29th at 11:00 pam (Madrid time)

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco /mek

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

dlw 7/24

Gamesa

2008 HALF YEAR RESULTS PRESENTION

Tuesday, 2008 29th July (11am – Madrid time)

Gamesa Corporación Tecnológica S.A. communicates that its Half Year Results Analyst Presentation will take place next Tuesday, July 29th, at 11.00 am (Madrid time) in our offices located in 37th, Ramirez Arellano (Madrid).

The event could be followed via web cast and conference call live service, and the document will be available at the company's web site (www.gamesa.es) before the presentation.

Additionally, a simultaneous translation service (Spanish/English) will be at the participants' disposal.

The connection details will be disclosed during the previous days.

Please, process any doubt about the event through the Investors Relation Team.

Contact Details:

Maite Bermejo + 34 94 431 76 05 mbermejo@gamesacorp.com

Leire Martinez + 34 94 431 89 75 lmartinez@gamesacorp.com

Beatriz García + 34 94 431 76 05 bgovejero@gamesacorp.com

END